

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

Via E-mail
David W. Crane
Chief Executive Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

> **Re: NRG Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 22, 2013**
> **File No. 333-187445**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-15891**
> **GenOn Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-16455**
> **GenOn Americas Generation, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 333-63240**
> **GenOn Mid-Atlantic, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 333-61668**

Dear Mr. Crane:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to each of the Forms 10-K listed above, please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that you are registering 6.625% Senior Notes due 2023 and the related guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exchange Offer, page 18

2. Please revise to state that you will issue any Exchange Notes promptly. In this regard, we note your statement on page 19 that you will promptly return any certificates for unaccepted Old Notes, but it does not appear that you indicate in your disclosure that you will issue any Exchange Notes promptly after expiration of the exchange offer. Please refer to Rule 14e-1(c) under the Exchange Act.

Description of the Notes, page 35

3. Please clarify whether the subsidiary guarantees are "full" and revise your disclosure accordingly. Please refer to Rule 3-10(f)(2) of Regulation S-X. Please also cross-reference the guarantee release provisions described on pages 37-38 in the fifth bullet point under "Brief description of the notes," where you refer to the notes as unconditional.

Exhibit Index, page II-145

Exhibit 4.52

4. We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the Exchange Notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. Please address each guarantee release provision in individual detail.

Exhibit 5.02

5. Please have counsel remove the binding obligation opinion included in Item 3 on page 2
    of the opinion, as counsel cannot provide such an opinion because the Indenture is
    governed by the laws of the State of New York, and counsel's opinion is limited to the
    laws of the State of Minnesota. Please refer to Section II.B.1.e of Staff Legal Bulletin
    No. 19, available on our website.

Exhibit 5.04

6. Please have counsel remove as inappropriate the assumption at the top of page 2 that
    counsel has assumed "the truth, accuracy and completeness of the information,
    representation and warranties contained in the Registration Statement and such other
    documents, agreements and instruments," or tell us why counsel believes such an
    assumption is appropriate. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

NRG Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012

Item 6. Selected Financial Data, page 59

7. You disclose on page 57 that you commenced the payment of cash dividends during
    2012. Please explain or revise to include cash dividends declared per common share
    within selected financial data as required by Instruction 2 to Item 301 of Regulation S-K.

8. We note your disclosure of asset impairments on page 121 as well as significant business
    combination activities within Note 3 on page 127. Instruction 2 to Item 301 of
    Regulation S-K requires a description of or cross-reference to a discussion of factors that
    materially affect the comparability of information reflected in selected financial data.
    Please explain or revise to include such a discussion.

Item 8. Financial Statements and Supplementary Data

Note 3. Business Acquisitions and Dispositions, page 127

9. You disclose on page 129 that the transactions between NRG and GenOn have not been
    eliminated for the purposes of your supplemental pro-forma disclosure of the results of
    operations as if NRG and GenOn had combined on January 1, 2011. Please explain to us
    why you believe these transactions are not required to be eliminated. If due to
    materiality, please provide us with your analysis.

Note 5. Accounting for Derivative Instruments and Hedging Activities, page 137

10. We note your disclosure of the volumetric activity of derivative transactions on page 138.
    With a view toward enhanced transparency, please include a discussion of the reasons for

significant changes in the net notional volume of categories of open derivative transactions between periods, such as for your natural gas derivatives.

Note 11. Debt and Capital Leases, page 148

11. Please clarify here and throughout the document whether LIBOR as used in footnote (a) represents 1 month, 3 month or some other LIBOR term.

Note 22. Regulatory Matters, page 190

12. You disclose that you are charging rates subject to refund for the Elrama and Niles generating facilities. Please tell us and disclose how you accounted for the amounts that are subject to refund and whether you have recorded a liability to reflect a potential refund.

Note 27. Unaudited Quarterly Financial Data, page 195

13. We note your disclosure of Net income/(loss) attributable to NRG Energy, Inc. Paragraph (a)(1) of Item 302 of Regulation S-K requires the presentation of both net income (loss) and net income (loss) attributable to the registrant within supplementary financial information. Please explain or revise to include net income (loss) as well as income available for common stockholders.

14. Item 302(a)(3) of Regulation S-K requires a description of the effect of any unusual or infrequently occurring items recognized during each full quarter. Please tell us whether you believe any unusual or infrequently occurring items were recognized during the quarters presented within supplementary financial information and revise if necessary.

Note 28. Condensed Consolidating Financial Information, page 196

15. We note your disclosure that the guarantor subsidiaries are wholly-owned by you. Please note a subsidiary guarantor only qualifies for relief under paragraph (f) of Rule 3-10 of Regulation S-X if it is 100% owned, as defined within paragraph (h)(1) of Rule 3-10 of Regulation S-X. For a non-corporate subsidiary, all interests must be owned by the parent. Please refer to paragraph (aa) of Rule 1-02 of Regulation S-X, which defines a wholly-owned subsidiary as one for whom its parent (and/or the parent's other wholly-owned subsidiaries) owns substantially all, rather than all, of its voting shares. Please revise your disclosure to state, if true, that the guarantor subsidiaries are 100% owned by NRG Energy, Inc. or advise us of the basis of your presentation.

Additionally, please tell us and disclose whether the guarantees by certain of your subsidiaries as discussed on page 196 are joint and several. Refer to paragraph (f) of Rule 3-10 of Regulation S-X.

16. Please tell us and disclose the nature of the credit balance of $2,518 million within the Prepayments and other current assets line item and the debit balance of $1,320 million within the Accounts payable line item under the NRG Energy, Inc. column on page 200.

Exhibits 12.1 and 12.2

17. Please revise or tell us why you have added Net income/(loss) attributable to non-controlling interest to Income/(loss) from continuing operations before income tax in your calculation of Total Earnings for the purpose of computing the ratio of earnings to fixed charges. Refer to (1)(C) of the instructions to paragraph (d) of item 503 of Regulation S-K.

GenOn Energy, Inc. Form 10-K for the Year Ended December 31, 2012

General

18. Please confirm your understanding that when the comments below refer to GenOn, they should also be applied to GenOn Americas Generation and GenOn Mid-Atlantic. If you believe that a comment does not apply to all three registrants, please clarify that in your response.

Management's Discussion and Analysis of the Results of Operations and Financial Condition, page 23

19. We note your statement on page 23 under the heading "Predecessor and Successor Reporting" and throughout your analysis of results that for comparison purposes, the discussion of results of operations is based on the mathematical combination of the 2012 successor and predecessor periods compared to the predecessor's year ended December 31, 2011. Please amend to remove your presentation of combined results for 2012 as we do not believe it is meaningful or appropriate to merely combine information for the predecessor and successor periods given the change in basis resulting from the merger. Instead, you should separately discuss the historical results of the predecessor and the successor periods for 2012. If you believe that a comparison of pro forma results would provide valuable information and possibly a more relevant analysis of trends and changes, we will not object if you wish to augment your analysis of historical results by providing a supplemental analysis comparing the pro forma results of the current year periods to pro forma results for prior periods where the pro forma information is prepared in accordance with the guidance in Article 11 of Regulation S-X. If you choose to present this pro forma analysis, you should explain to your readers how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation. Typically the presentation of pro forma statements of operations will be necessary in order to facilitate an understanding of the basis of the information being discussed, unless those same statements are already included in the filing.

Financial Statements for the Year Ended December 31, 2012

Note 2 – Summary of Significant Accounting Policies, page 65

Predecessor and Successor Reporting, page 65

20. We note your disclosure that push down accounting has been applied to the financial statements of GenOn. Based on your successor financial statements and the pro forma financial statements contained in the Form 8-K/A filed by NRG on March 1, 2013, it appears that one of the primary changes resulting from the application of purchase accounting to your net assets was a significant write-down of your PP&E. To help us better understand this significant write-down of PP&E at the merger date, please respond to the following comments:

   • Please explain to us whether and how your methodologies and assumptions for impairment testing immediately prior to the merger differed from those used to determine the fair value of the PP&E at the time of the merger such that the fair value was determined to be significantly below book value. Please be detailed in your response. As part of your response, please quantify for us the total write-down of PP&E that occurred at the merger date, and also quantify the portion of the write-down related to assets that were previously owned by RRI Energy and the portion related to assets that were previously owned by Mirant. To the extent that any of the write-down related to assets that were previously owned by RRI Energy, please explain the intervening events and/or differing assumptions that cause their value to differ from the fair value recorded in the 2010 merger with Mirant.

   • You state in Note 11 that you viewed the July 2012 execution of the NRG Merger Agreement as a triggering event to evaluate your long-lived assets for impairment. Please tell us whether you tested your long-lived assets for impairment at that date using the held and used model or using the held for sale model. If you applied the held and used model, please explain how you determined that this was the appropriate model considering that the execution of the NRG Merger Agreement appears to reflect management's commitment to a plan to sell the assets. Refer to the criteria in ASC 360-10-45-9.

   • Since the predecessor and successor financial statements reflect the same entities with the same net assets, please better explain to us why the significant write-down of PP&E is not reflected in GenOn's stand-alone financial statements. Please tell us whether you considered presentation of the impairment charge in the predecessor periods. If you determined it was appropriate to record this impairment charge "on the black line" of GenOn's predecessor/successor results of operations, advise in detail your basis in promulgated GAAP for this classification given the nature of the charge.

21. We note that the other primary change resulting from the application of purchase accounting to your net assets was a significant increase in deferred tax assets. Please tell us how you considered pushing down the deferred tax assets related to the excess of GenOn's historical tax basis of assets and liabilities over the net amount assigned to GenOn's assets and liabilities in the merger.

Note 3 – NRG Merger, page 73

22. We note your tabular presentation of NRG's purchase price allocation to your net assets at the date of the merger. To clarify to your debt-holders the underlying reasons for the significant change in the basis of your net assets between the predecessor and successor periods, please disclose why the basis of your PP&E significantly declined and, if applicable, why your deferred tax assets significantly increased.

Note 16 – Segment Reporting, page 112

23. Given your statement on page 5 that GenOn Mid-Atlantic operates only in the East, we assume that GenOn Mid-Atlantic operates in one reportable segment which is included within the "East" segment for both GenOn Americas Generation and GenOn. If our understanding is correct, please clarify this matter to your readers; otherwise, please explain this to us in more detail.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as applicable, the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934, and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments on each of the Forms 10-K listed above, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the Form 10-K filed by NRG Energy, Inc. You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the Form 10-K filed by GenOn Energy, Inc. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

For   Mara L. Ransom
        Assistant Director

cc: Gerald T. Nowak, P.C.
       Kirkland & Ellis LLP